

Mail Stop 4720

August 25, 2009

By U.S. Mail and Facsimile to: (860) 456-5268

Brian J. Hull
Executive Vice President, Treasurer and Chief Financial Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

> **Re: SI Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-50801**

Dear Mr. Hull:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Guide III

General

1.   In future filings, please provide average balance sheets for each of the last three fiscal years pursuant to Item I.A and General Instruction 3(a) of Guide III.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 38

2.   You state that the market for the company's common equity and related stockholder matters required by this item is incorporated by reference to the section captioned "Common Stock Information" in the company's Annual Report to Stockholders. It does not appear, however, that this information was filed as an exhibit to the Form 10-K. Please amend your Form 10-K to file the section captioned "Common Stock Information" in the company's Annual Report to Stockholders as an exhibit or tell us why you are not required to do so. Refer to Exchange Act Rule 12b-23(a)(3).

Item 11. Executive Compensation, page 43

Summary Compensation Table, page 16 of Definitive Proxy Statement on Schedule 14A

3.   We note the disclosure on page 43 of your Form 10-K that on November 1, 2008, Sonia M. Dudas retired. We also note that Ms. Dudas was previously one of the company's named executive officers, but was not included in the company's Summary Compensation Table and related executive compensation disclosure for the fiscal year ended December 31, 2008. Please tell us how the company concluded that Ms. Dudas was not a named executive officer for the 2008 fiscal year. Refer to Item 402(m)(2)(iii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 44

Transactions with Related Persons, page 21 of Definitive Proxy Statement on Schedule 14A

4.   It appears that the company is relying on Instruction 4(c) to Item 404(a) of Regulation S-K with respect to certain related party transaction disclosure, but does not include the representations required by the instruction. Please confirm, if true, that the company is entitled to rely on the instruction with respect to loans granted to related parties and revise future filings to include the required representations. Please also ensure that if the company includes these representations in future filings, the company will refer to *comparable loans with persons not related to the lender* as required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Exhibits 31.1 and 31.2

5.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of

the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have added the titles of the certifying officers in the introductory sentence of the certifications. We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements

Note 3. Securities, pages 10-14

6.   Reference is made to the securities tables appearing on pages 9, 10 and 12. Please revise your future filings to provide a list of security types in greater detail pursuant to paragraph 39 of FSP FAS 115-2 and FAS 124-2. In this regard, the company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security in greater detail. For debt securities consider providing an expanded table detailing credit rating. For mortgage backed securities, separately disclose residential mortgage backed securities, commercial mortgage backed securities and collateralized debt obligations and further segregate your mortgage backed securities by vintage, credit quality or other loan characteristics based on the nature and risks of the securities. For marketable equity securities, segregate securities by industry type, company size or investment objective.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney